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Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

.com

J. Stephen Feinour, Jr.

jfeinourjr@stradley.com

215.564.8521

September 1, 2011

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Larry L. Greene

Re:	Scout Funds (File No. 333-175893)
Response to SEC Staff Comments on Registration Statement on Form N-14

Dear Mr. Greene:

We are responding to your comments, provided via telephone, regarding the Registration Statement on Form N-14 (the “Registration Statement”) filed by Scout Funds (the “Trust”) on July 29, 2011 relating to the reorganization (the “Reorganization”) of the Scout TrendStar Small Cap Fund (the “Acquired Fund”) into the Scout Small Cap Fund (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”).

Please note that the Trust plans to reflect any changes to disclosure indicated below in definitive copies of the Information Statement/Prospectus (the “Information Statement/Prospectus”) and related Statement of Additional Information (“SAI”) filed pursuant to Rule 497 under the Securities Act of 1933, as amended (the “1933 Act”).  Each of your comments and our response to each comment is set forth below.

In connection with the Trust’s response to the SEC Staff’s comments on the Registration Statement on Form N-14, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General Comments:

1.  Comment:  Provide an explanation of why a shareholder vote is not being sought for the Reorganization.

Response:  Generally, unless the Investment Company Act of 1940, as amended (the “1940 Act”) specifically requires a shareholder vote on a particular matter, the need for a shareholder vote on a matter is determined by the state law in which an investment company is organized and the investment company’s governing instruments.  The Trust is a Delaware statutory trust.  The Delaware Statutory Trust Act provides that a Delaware statutory trust’s governing instrument may grant or withhold from beneficial owners of the statutory trust the right to vote on any matter and further provides that a Delaware statutory trust’s governing instrument may provide that a merger, consolidation, conversion, or sale of assets may be effected without approval of the beneficial owners of the statutory trust.  In particular, Section 3806(b)(3) and (b)(4) of the Delaware Statutory Trust Act provides:

A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: …

(3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners;

(4) May grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis. (emphasis added)

The Trust’s Agreement and Declaration of Trust, as amended, (the “Trust Agreement”) does not require a shareholder vote on a reorganization unless such vote is required by the 1940 Act.  Article V, Section 1 of the Trust Agreement provides, in part:

Section 1.  Voting Powers.  Subject to the provisions of Article III, Section 6(d), the Shareholders shall have power to vote only (i) for the election of Trustees, including the filling of any vacancies in the Board of Trustees, as provided in Article IV, Section 1; (ii) with respect to such additional matters relating to the Trust as may be required by this Declaration of Trust, the By-Laws, the 1940 Act or any registration statement of the Trust filed with the Commission; and (iii) on such other matters as the Board of Trustees may consider necessary or desirable.1

Article VIII, Section 4 of the Trust Agreement further provides:

A majority of the Board of Trustees may cause the Trust to sell, convey and transfer all or substantially all of the assets of the Trust, or all or substantially all of the assets associated with any one or more Series, to another trust, business trust, partnership, limited partnership, limited liability company, association or corporation organized under the laws of any state, or to one or more separate series thereof, or to the Trust to be held as assets associated with one or more other Series of the Trust, in exchange for cash, shares or other securities (including, without limitation, in the case of a transfer to another Series of the Trust, Shares of such other Series) with such transfer either (a) being made subject to, or with the assumption by the transferee of, the liabilities associated with each Series the assets of which are so transferred, or (b) not being made subject to, or not with the assumption of, such liabilities; provided, however, that, if required by the 1940 Act, no assets associated with any particular Series shall be so sold, conveyed or transferred unless the terms of such transaction shall first have been approved at a meeting called for that purpose by the "vote of a majority of the outstanding voting securities," as such phrase is defined in the 1940 Act, of that Series. (emphasis added)

In addition, the Trust Agreement does not require a shareholder vote for a liquidation of a Series.  Article VIII, Section 2 of the Trust Agreement provides:

Any Series may be dissolved at any time by vote of a majority of the Shares of that Series or by the Board of Trustees by written notice to the Shareholders of that Series.2

1	The other specific sections of the Trust Agreement cited in this provision and By-laws are silent regarding the issue of voting on a reorganization.

2	Written notice of the proposed liquidation will be provided in the Information Statement/Prospectus contained in the N-14.

Rule 17a-8 under the 1940 Act  sets forth a number of requirements that a Merger (as defined in Rule 17a-8)3 of affiliated investment companies must satisfy in order for a Merger to be exempt from the affiliated transaction prohibitions contained in Section 17 of the 1940 Act.  The Acquired Fund and Acquiring Fund are series of the same investment company, the Trust, and have same Board of Trustees, investment adviser and principal underwriter, and therefore, are affiliates and subject to the requirements of Rule 17a-8 under the 1940 Act.  Among the requirements set forth in Rule 17a-8, are a set of four conditions which, if met, allow an investment company to forgo a shareholder vote on a Merger.  Specifically, Rule 17a-8 provides that with respect to shareholder approval of a Merger, participation in the Merger by the Merging Company4 that is not a Surviving Company5 (i.e., the Scout TrendStar Small Cap Fund in the case of the Reorganization) must be approved by a vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the 1940 Act) unless the following four conditions are met.

(i)
No policy of the Merging Company that under section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

•	With regard to the Reorganization, condition (i) is satisfied. The fundamental investment restrictions of the Acquired Fund and the Acquiring Fund are identical.

(ii)
No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

•
With regard to the Reorganization, condition (ii) is satisfied.  Both the Acquired Fund and Acquiring Fund are parties to the same investment advisory contract.  The Acquiring Fund pays Scout Investments, Inc., the Funds’ investment adviser (“SI”), an advisory fee at the annual rate of 0.75% on the first $1 billion of the Fund’s average daily net assets and 0.65% on the average daily net assets over $1 billion.  The Acquired Fund pays SI an advisory fee at the annual rate of 0.75% of the Fund’s average daily net assets.  Both Funds currently pay an advisory fee of 0.75%.  Thus, as the Acquiring Fund’s fee schedule, i.e., the Surviving Company’s fee schedule, is more favorable than the Acquired Fund’s fee schedule in that it contains an advisory fee breakpoint, for purposes of the Rule 17a-8 analysis the Acquired Fund’s advisory contract is deemed to not be materially different from the Acquiring Fund’s advisory contract.

3	Merger means the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and other company.

4	Merging Company is defined as any registered investment company (or series thereof) participating in the Merger.

5	Surviving Company is defined as a company in which shareholders of a Merging Company will obtain an interest as a result of the Merger.

(iii)
Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company;

•	With regard to the Reorganization, condition (iii) is satisfied. The Acquired Fund and the Acquiring Fund are series of the same Delaware statutory trust and are subject to the same board of trustees.

and

(iv)
Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

•	With regard to the Reorganization, condition (iv) is satisfied. Neither Fund charges Rule 12b-1 fees.

Accordingly, in light of the provisions of the Delaware Statutory Trust Act, the Trust’s Trust Agreement and Rule 17a-8 under the 1940 Act, no shareholder approval of the Reorganization is required for the Acquired Fund.  In addition, a large number of Acquired Fund shareholders have existing relationships with Thomas W. Laming, lead portfolio manager of both the Acquired Fund and Acquiring Fund.  Mr. Laming himself is a shareholder of the Acquired Fund.  Therefore, management of the Trust believes that it would not have been difficult to obtain shareholder approval of the Reorganization had such approval been required.

Information Statement/Prospectus Comments:

1.  Comment:  If there are any differences in how the Acquired Fund and Acquiring Fund calculate their NAVs, please add corresponding disclosure to the Information Statement/Prospectus.

Response:  The Acquired Fund and Acquiring Fund employ the same methodology in calculating their NAVs.

2.  Comment:  Please confirm that the Acquired Fund has filed a supplement to its prospectus announcing the Reorganization.

Response:  The Acquired Fund filed a supplement to its prospectus announcing the Reorganization on July 29, 2011.

3.  Comment:  Please clarify whether there are any differences in the services or privileges provided to Acquired Fund shareholders as compared to those provided to Acquiring Fund shareholders.

Response:  Shareholders of the Acquired Fund and Acquiring Fund, as series of the Trust, are, as a general matter, provided the same privileges and services.  As discussed in the Information Statement/Prospectus, the Funds have the same dividend and distribution policies and identical purchase, redemption and exchange policies.  Any significant differences in services and privileges are described in the Information Statement/Prospectus.

4.  Comment:  Please clarify the manner in which shareholders of the Acquired Fund have been or will be notified of the fact that the Acquired Fund can be reorganized into the Acquiring Fund without the approval of shareholders of the Acquired Fund.

Response:  As discussed above, in light of the provisions of the Delaware Statutory Trust Act, the Trust’s Trust Agreement and Rule 17a-8 under the 1940 Act, no shareholder approval of the Reorganization is required for the Acquired Fund.  The supplement to the Acquired Fund’s prospectus announcing the Reorganization that was filed on July 29, 2011 and mailed to Acquired Fund shareholders specified that “[t]he [R]eorganization does not require the approval of shareholders.”  Furthermore, the Information Statement/Prospectus filed with the SEC and mailed to Acquired Fund shareholders also makes it clear that the Reorganization does not require shareholder approval and, therefore, shareholders of the Acquired Fund are not being asked to vote on the Reorganization.

5.  Comment:  Please confirm that the Registration Statement complies with Rule 3-18 of Regulation S-X.

Response:  The financial statements contained in the Funds’ annual report for the fiscal year ended June 30, 2010 and the Funds’ semi-annual report for the period ended December 31, 2010 are incorporated by reference into the SAI.  The Registration Statement became automatically effective pursuant to Rule 488 under the 1933 Act on August 28, 2011, which was 240 days after December 31, 2010.  Therefore, as the financial statements contained in the Funds’ semi-annual report for the period ended December 31, 2010 are as of a date within 245 days of the date of effectiveness of the Registration Statement (August 28, 2011), the Registration Statement complies with Rule 3-18 of Regulation S-X.  As the Reorganization is scheduled to occur on September 30, 2011, the Information Statement/Prospectus will already have been filed and printed by the time the Funds’ annual report for the fiscal year ended June 30, 2011 is filed.

6.  Comment:  In the response to the “Question:  What shares will I receive in the Reorganization?” in the Q&A section of the Information Statement/Prospectus, please disclose that the Funds impose a 2.00% redemption fee on all shares redeemed within two (2) months of purchase.”

Response:  In response to your comment, the following sentence has been added at the end of the first paragraph of the response to the “Question:  What shares will I receive in the Reorganization?” in the Q&A section of the Information Statement/Prospectus:

Both Funds impose a 2.00% redemption fee on all shares redeemed within two (2) months of purchase, subject to certain limited exceptions.

7.  Comment:  Please clarify whether the costs associated with the Reorganization borne by SI include the expenses related to the printing and mailing of the Information Statement/Prospectus.

Response:  The costs associated with the Reorganization borne by SI include the expenses related to the printing and mailing of the Information Statement/Prospectus.  In response to your comment, the following sentence has been added at the end of the first paragraph of the response to the “Question:  What are the costs and federal tax implications to shareholders in connection with the proposed Reorganization?” in the Q&A section of the Information Statement/Prospectus and at the end of the first paragraph of the subsection “Who will pay the expenses of the Reorganization?” of the “INFORMATION ABOUT THE REORGANIZATION AND THE PLAN” section of the Information Statement/Prospectus:

The costs of the Reorganization include, but are not limited to, legal counsel fees, independent accountant fees and expenses related to the printing and mailing of this Information Statement/Prospectus.

8.  Comment:  The discussion regarding the principal investment strategies of the Funds in the subsection “How do the investment objectives, investment strategies and investment restrictions of the TrendStar Small Cap Fund and the Small Cap Fund compare?” of the “SUMMARY” section of the Information Statement/Prospectus provides the following with respect to the Acquiring Fund:

Scout Investments, Inc. (“SI”) normally invests the Small Cap Fund’s assets in a diversified portfolio of equity securities that are selected based upon SI’s perception of their above-average potential for long-term growth of capital.  The management team searches for companies that it believes are well positioned to benefit from the emergence of long and short-term catalysts for growth. The identified growth catalysts may be long-term and secular. Or, they may be short-term in nature and associated, for example, with a new product introduction or cycle.

Please clarify what is meant by the term “secular.”

Response:  In response to your comment, the disclosure has been revised as follows:

Scout Investments, Inc. (“SI”) normally invests the Small Cap Fund’s assets in a diversified portfolio of equity securities that are selected based upon SI’s perception of their above-average potential for long-term growth of capital.  The management team searches for companies that it believes are well positioned to benefit from the emergence of long and short-term catalysts for growth. The identified growth catalysts may be long-term and secular (i.e., exhibiting relatively consistent movement over a long period). Or, they may be short-term in nature and associated, for example, with a new product introduction or cycle.

9.  Comment:  Please clarify whether the Funds engage in short sales.

Response:  Neither Fund engages in short sales.

10.  Comment:  Please remove references to mid cap companies in the discussion regarding the risks of small cap companies in the “What are the principal risks associated with investments in the Funds?” subsection of the “SUMMARY” section of the Information Statement/Prospectus.

Response:  In response to your comment, references to mid cap companies have been removed from the “Small Cap Company Risks” paragraph in the “What are the principal risks associated with investments in the Funds?” subsection of the “SUMMARY” section of the Information Statement/Prospectus.

11.  Comment:  Please consider moving the footnotes to the Fee Tables to after the Expense Examples in the Information Statement/Prospectus.

Response:  Management of the Trust respectfully declines the Staff’s request to move the footnotes to the Fee Tables to after the Expense Examples.  Management believes the current format provides shareholders a single-page view of the Fee Tables and corresponding footnotes.  Moving the footnotes to after the Expense Examples appearing on a separate page in the Information Statement/Prospectus may make it more difficult for shareholders to view the fee table and corresponding footnote information and would potentially lead to shareholder confusion.  The current formatting is consistent with the requirements of Forms N-1A and N-14 and industry practice.

12.  Comment:  Footnote No. 4 to the Fee Tables provides the following:

SI has entered into an agreement to reduce advisory fees and/or assume certain fund expenses through October 31, 2012 with respect to the Scout TrendStar Small Cap Fund in order to limit the Total Annual Fund Operating Expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) before taking into account any acquired fund fees and expenses to no more than 1.30%.  If Total Annual Fund Operating Expenses would fall below the expense limit, SI may cause the Fund’s expenses to remain at the expense limit while it is reimbursed for fees that it reduced or expenses that it assumed during the previous three year period.  This expense limitation agreement may not be terminated prior to October 31, 2012 unless the Fund’s Board of Trustees consents to an earlier revision or termination as being in the best interests of the Fund.

If the Trust is filing a post-effective amendment to the Registration Statement, please add the Acquired Fund’s Fee Waiver and Expense Assumption Agreement as an exhibit to the Registration Statement.

Response:  As noted above, the Trust plans to reflect any changes to disclosure in definitive copies of the Information Statement/Prospectus and related SAI filed pursuant to Rule 497 under the 1933 Act.  A post-effective amendment to the Registration Statement adding the Acquired Fund’s Fee Waiver and Expense Assumption Agreement as well as the tax opinion as exhibits to the Registration Statement will be filed.

13.  Comment:  Please consider revising the disclosure in the second, third and fourth paragraphs of the “REASONS FOR THE REORGANIZATION” section of the Information Statement/Prospectus regarding the Board’s considerations in approving the Reorganization as certain portions of the disclosure appear to be redundant.  Furthermore, the last bullet point of the third paragraph specifies that the Board considered “[t]he potential benefits of the Reorganization to certain persons, including SI.”  If there is a conflict for any affiliate of the Funds, please add disclosure describing the conflict.

Response:  In response to your comment, the last bullet point of the third paragraph has been deleted and the second, third and fourth paragraphs have been revised as follows:

Background.  At a Board meeting held on November 18, 2010 and a special telephonic Board meeting held on July 28, 2011, SI presented the Plan and provided information and analysis regarding the Reorganization.  SI noted that assets within the TrendStar Small Cap Fund had not grown as expected and Fund shareholders could be best served if SI focuses its efforts on one small cap fund product rather than two funds.

Board Considerations.  At the meetings of the Board held on November 18, 2010 and July 28, 2011, SI presented the Plan to the Board for consideration and discussion and provided the Board with data and analysis regarding the proposed Reorganization.  The Board requested and considered the information and a number of factors, including the following:

•	The terms and conditions of the Plan;

•	The fact that the TrendStar Small Cap Fund has the same investment objective and similar policies, strategies and restrictions as the Small Cap Fund;

•
That the portfolio managers who manage the investments of the TrendStar Small Cap Fund also manage, along with another co-portfolio manager, the investments of the Small Cap Fund, and thus there would be continuity of portfolio management as a result of the Reorganization;

•	The relative expense ratios of the Funds and the anticipated impact of the proposed Reorganization on the expense ratios of the Small Cap Fund;

•
The relative performance of the Small Cap Fund and the TrendStar Small Cap Fund for the year-to-date, one-, three-, five-, and ten-year (or since inception) periods, including performance during these periods on a risk-adjusted basis;

•
The expected tax consequences of the Reorganization, including that the Reorganization is structured as a tax-free reorganization for federal income tax purposes with respect to each Fund and its shareholders;

•
The benefits to the shareholders of the Funds, including the combination of assets of the TrendStar Small Cap Fund with the existing assets of the Small Cap Fund, which could result in a larger asset base and potentially reduced operating expenses over the long term;

•	The fact that the Funds will not bear any of the costs associated with the Reorganization and all costs of the Reorganization will be borne by SI;

•	Possible alternatives to the Reorganization, including the liquidation of the TrendStar Small Cap Fund; and

•	That the interests of the shareholders of the Funds would not be diluted as a result of the Reorganization.

In determining to recommend approval of the Reorganization to shareholders, the Board concluded that the fees and expenses of the Small Cap Fund would benefit shareholders, and that TrendStar Small Cap Fund shareholders should experience an effective decrease in net annual fund operating expenses as a result of the Reorganization.  The Board also recognized SI’s efforts to put forth its most compelling investment processes and strategies, reduce product overlap and create scale in the resulting combined fund.  The Board also viewed favorably the anticipated tax-free nature of the proposed Reorganization.

14.  Comment:  The “How is each Fund organized?” subsection of the “COMPARISON OF TRENDSTAR SMALL CAP FUND AND SMALL CAP FUND” section of the Information Statement/Prospectus provides the following:

Also, funds organized as Delaware statutory trusts have greater flexibility in structuring shareholder voting rights and shareholder meetings.  The DSTA allows a fund to provide in its governing documents that each of these types of transactions may go forward with only trustee approval; all are subject, however, to any special voting requirements of the 1940 Act.

Please consider adding disclosure clarifying that this flexibility allows the Trust to effectuate the Reorganization without shareholder approval.

Response:  In response to your comment, the following sentence has been added at the end of the tenth paragraph of the “How is each Fund organized?” subsection of the “COMPARISON OF TRENDSTAR SMALL CAP FUND AND SMALL CAP FUND” section of the Information Statement/Prospectus:

The Trust’s Agreement and Declaration of Trust does not require a shareholder vote on a reorganization unless such vote is required by the 1940 Act.

Part C Comments:

1.  Comment:  Confirm that neither Fund imposes Rule 12b-1 fees or is subject to a Rule 12b-1 plan.

Response:  As discussed above, neither Fund imposes Rule 12b-1 fees or is subject to a Rule 12b-1 plan.

2.  Comment:  Please file powers of attorney that are specific to the Registration Statement as required by Rule 483(b) of the 1933 Act.

Response:  After carefully considering your comment, the Trust respectfully feels that it has already filed the requested powers of attorney.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8521.

Sincerely,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc:           Scout Funds Trustees
Andrew J. Iseman, Scout Funds
Connie Martin, Scout Funds
Scott Betz, Scout Funds
Kirstin Salzman, Husch Blackwell LLP
Benjamin Wiesenfeld, Scout Investments, Inc.
Jason Bartel, UMB Distribution Services, LLC